SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

VIVO PARTICIPAÇÕES S.A. REPORTS 1Q09 RESULTS OF ITS SUBSIDIARY
 TELEMIG CELULAR PARTICIPAÇÕES S.A.

Belo Horizonte, May 08, 2009 – Telemig Celular Participações S.A. today reports the consolidated results for the first quarter of 2009 (1Q09). The Company’s operational and financial information, except where stated otherwise, is in millions of Brazilian Reais, as per the norms of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), including CVM Instruction 469/08, applicable to the preparation of Quarterly Earnings Releases. The comparisons refer to the first quarter of 2008 (1Q08), except when mentioned otherwise.

In the first quarter of 2009, with Vivo beginning to operate in the states of the Northeast region, a new positioning – Vivo – A Connection like any other available – fostering the network society, Vivo Minas has provided its customers with the possibility of connecting themselves each time more, keeping the efficiency of its operations and the commitment to upholding the quality of its services and enhancing its coverage.

Price as of 05/07/2009

Per share
ON - TMCP3 - R$ 50.00
PN - TMCP4 -  R$ 48.20
ADR – TMB – US$ 41.21

Capital Stock
03/31/2009

Free Float- ON Shares            3.0%
Free Float- PN Shares           63.0%
Free Float- Total                   41,1%
Controlling Group                 58,9%
Total ON Shares            13,689,091
Total PN Shares            23,799,054

 Stock Performance
in 1Q09

Market Cap R$ 1,250 million as of 03/31/2009

HIGHLIGHTS

  In March, the customer base of Telemig reached 4,678 thousand customers, recording an increase of 17.4% in the comparison with 1Q08;

  Market share of 28.8% in the quarter, representing an increase in relation to 1Q08 and 4Q08;

  In 1Q09, the company recorded 52 thousand new customers, with a  50.1% share of net additions;

  Net Service Revenue of R$ 366.3 million, an increase of 12.8% over 1Q08;

  Sustained growth of data and VAS revenue, which increased 34.7% against the 1Q08, representing 10.2% of the net service revenue in 1Q09;

  EBITDA margin of 26.6% in the quarter, with EBITDA recording R$ 106.3 million. Excluding the effects of the ICMS reversal, the EBITDA would record a growth of 2.5% over the same period of last year;

  Net Profit of R$ 25.3 million in the quarter;

  Payment on March 30th of dividends approved at the General Shareholders Meeting, in the amount of R$ 6.6693 per common and preferred share.

Basis for presentation of results

Total amounts may differ due to the rounding up of numbers. Information for 4Q08 and 1Q08 has been reclassified, when applicable.

HIGHLIGHTS

R$ million	1 Q 09	4 Q 08	Δ %	1 Q 08	Δ%

Net operating revenue	399.2	435.9	-8.4%	349.3	14.3%
Net service revenues	366.3	387.0	-5.3%	324.6	12.8%
Net handset revenues	32.9	48.9	-32.7%	24.7	33.2%
Total operating costs	(292.9)	(316.6)	-7.5%	(5.6)	5130.4%
EBITDA	106.3	119.3	-10.9%	343.7	-69.1%
EBITDA Margin (%)	26.6%	27.4%	-0.8 p.p.	98.4%	-71.8 p.p.
Depreciation and amortization	(81.5)	(67.3)	21.1%	(56.3)	44.8%
EBIT	24.8	52.0	-52.3%	287.4	-91.4%
Net income	25.3	41.8	-39.5%	167.9	-84.9%

Capex	41.8	158.1	-73.6%	12.2	242.6%
Capex over net revenues	10.5%	36.3%	-25.8 p.p.	3.5%	6.9 p.p.

Customers (thousand)	4,678	4,627	1.1%	3,986	17.4%
Net additions (thousand)	52	108	-51.9%	87	-40.2%

                                     Investments (CAPEX)

Increase of GSM capacity and enhancement of 3G scope.

The total investments in the quarter were quite higher than what was invested in 1Q08, being directed to increasing the GSM capacity and enhancing the 3G coverage scope, besides the fulfillment of coverage goals set forth by Anatel, showing the strategic importance of this operation. The investments portfolio totaled R$ 41.8 million, representing 10.5% of the net revenue.

CAPEX - TELEMIG
R$ million
	1 Q 09	4 Q 08	1 Q 08

Network	28.2	123.1	2.8
Technology / Information System	5.6	14.7	6.0
Products and Services, Channels, Administrative and others	8.0	20.3	3.4
Total	41.8	158.1	12.2

% Net Revenues	10.5%	36.3%	3.5%

CONSOLIDATED STATEMENTS OF CASH FLOWS - TELEMIG
(In millions of Brazilian reais)	1Q09	4Q08	1Q08

Net cash provided by operating activities	53	110	213

Net cash provided by investing activities	(41.8)	(158.1)	(11.5)

Cash flows after investing activities	10.7	(48.3)	201.6

Net cash from (used in) financing activities	(552.7)	31.7	10.0

Cash flows after financing activities	(542.0)	(16.6)	211.6

Cash and Equivalents at the beginning	948.7	965.3	730.6
Cash and Equivalents at the end	406.7	948.7	942.2

Operational cash generation.

In 1Q09 we generated R$ 52.5 million of operational cash, most of which was used for defraying payments (R$ 41.8 million) arising out of investments effected. The cash balance remaining after the investment activities (R$10.7 million) together with the available cash was used to pay debts with notes in January as well as to effect payment of dividends and interest on the own capital.

In the comparison with 4Q08, a reduction in the operational cash was recorded as a result of the payment of the Installation and Inspection Fee (TFF) occurred on March 31, 2009. However, such reduction was followed by an higher reduction in investment activities, causing the Cash Flow After Investment Activities to increase by R$59.0 million in relation to the previous quarter.

In the comparison with 1Q08, a reduction of R$160.6 million was recorded in cash generated by operational activities, mainly because of the extraordinary recovery of the ICMS tax effected in 1Q08 by Telemig. There was also an increase in investment activities occurred after the change of the stock control to VIVO.

CONSOLIDATED OPERATING PERFORMANCE - TELEMIG

	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%

Total number of customers (thousand)	4,678	4,627	1.1%	3,986	17.4%
Contract	1,002	975	2.8%	834	20.1%
Prepaid	3,676	3,652	0.7%	3,152	16.6%
Market Share (*)	28.8%	28.7%	0.1 p.p.	28.6%	0.2 p.p.
Net additions (thousand)	52	108	-51.9%	87	-40.2%
Market Share of net additions (*)	50.1%	23.0%	27.1 p.p.	15.5%	34.6 p.p.
Market penetration	81.1%	80.8%	0.3 p.p.	70.1%	11.0 p.p.

SAC (R$)	54	60	-10.0%	44	22.7%

Monthly Churn	3.3%	4.2%	-0.9 p.p.	4.1%	-0.8 p.p.
ARPU (in R$/month)	26.2	28.4	-7.7%	27.4	-4.4%
ARPU Inbound	11.7	13.0	-10.0%	13.0	-10.0%
ARPU Outgoing	14.5	15.5	-6.5%	14.4	0.7%
Total MOU (minutes)	93	96	-3.1%	95	-2.1%
MOU Inbound	25	29	-13.8%	31	-19.4%
MOU Outgoing	68	67	1.5%	64	6.3%

Employees	2,370	2,560	-7.4%	2,779	-14.7%

(*) source: Anatel

                 OPERATING HIGHLIGHTS

Valuing of the customer base.
  With a market share of 28.8%, higher than it was recorded in 1Q08 and 4Q08, the customer base in the end of 1Q09 reached 4,678 thousand customers, approximately 4.3 thousand in the GSM/EDGE technology. The growth in the customer base recorded 17.4% and 1.1% in relation to 1Q08 and 4Q08, respectively. Offers implemented in the quarter, the signal and coverage quality, in addition to a larger portfolio of plans and handsets, contributed to such growth.

Net additions in the 1Q09 totaled 52 thousand new customers, with a market share of net additions of 50.1% in its operational area. It must be pointed out that the percentage of net additions results from the “cleaning” of the customer base implemented in February by one of the competitors. The segmented and qualified selection of prospects and customers in all income classes has kept a consistent growth at long term.

Growth of SAC due to foreign exchange devaluation.
  SAC of R$ 54.0 in the 1Q09, up 22.7% in relation to 1Q08, as a result of the increase in expenses with subsidies and advertising. In the comparison to 4Q08, it recorded a reduction of 10.0%, as a result of the decrease in the expenses with subsidies and advertising, besides the foreign exchange devaluation due to seasonality.

Reduction on monthly churn.
  Monthly churn rate of 3.3% in the quarter, lower than the 4.1% recorded in the same period of last year, and the 4.2% recorded in 4Q08. The reduction is mainly due to the improved general customer satisfaction.

ARPU of R$ 26.2, due to seasonality
  ARPU was R$ 26.2 in the quarter, 4.4% down from the 1Q08, as a result of the reduction of 10.0% in the incoming ARPU. When compared to the 4Q08, the ARPU decreased by 7.7% due to seasonality and to the number of business days. This reduction is also due to the entry of new customers with lower income generation potential.

Outgoing MOU growth of 6.3% compared to 1Q08.
  Consolidated MOU decreased by 2.1% when compared to the 1Q08, due to a decrease in the incoming MOU, partially offset by the increase in the outgoing MOU, due to the increase of the volume of promotional minutes offered to customers. When compared to 4Q08, it shows a decrease of 3.1% for the same reasons which reduced the ARPU. The campaigns in the period stimulated the outgoing traffic, reducing the dependence on interconnection revenue.

NET OPERATING REVENUES - TELEMIG
	According to Corporate Law

R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Access and Usage	164.0	173.8	-5.6%	142.9	14.8%
Network usage	159.4	172.0	-7.3%	149.6	6.6%
Data revenue plus VAS	37.3	33.0	13.0%	27.7	34.7%
Other services	5.6	8.2	-31.7%	4.4	27.3%
Net service revenues	366.3	387.0	-5.3%	324.6	12.8%
Net handset revenues	32.9	48.9	-32.7%	24.7	33.2%
Net Revenues	399.2	435.9	-8.4%	349.3	14.3%

                                 OPERATING REVENUE

Revenue growth over sector’s average.
  Total net revenue increased by 14.3% when compared to 1Q08. This increase is a result of higher revenue from access and usage, increase in the usage of data and VAS services, in addition to growth in the revenue from sales of handsets, allied to growth of the customer base.

  The “revenue from access and usage” recorded an increase of 14.8% in relation to 1Q08, especially due to the improvement on the customer base quality and to the growth in the total outgoing traffic because of the usage incentives, which increased by 18.3% thanks to the quality of the customer base and the growth in the total outgoing traffic due to stimulation of usage. When compared to 4Q08, there was a decrease of 5.6% due to seasonality and number of business days.

Data and VAS revenue increased by 34.7%
  Data and VAS revenue increased by 34.7% and 13.0% compared to the 1Q08 and 4Q08, respectively. The amount of R$ 37.3 million, representing 10.2% of the net service revenue, is mainly due to the increase in peer-to-peer SMS/MMS usage as a consequence of new activations offering data advantages.

OPERATING COSTS - TELEMIG
	According to Corporate Law

R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Personnel	(33.5)	(29.8)	12.4%	(37.9)	-11.6%
Cost of services rendered	(146.3)	(130.5)	12.1%	(115.1)	27.1%
Leased lines	(13.9)	(14.3)	-2.8%	(12.6)	10.3%
Interconnection	(78.5)	(75.4)	4.1%	(61.8)	27.0%
Rent/Insurance/Condominium fees	(14.0)	(12.2)	14.8%	(9.8)	42.9%
Fistel and other taxes and contributions	(19.7)	(18.6)	5.9%	(14.5)	35.9%
Third-party services	(14.4)	(13.7)	5.1%	(13.8)	4.3%
Others	(5.8)	3.7	n.a.	(2.6)	123.1%
Cost of goods sold	(54.1)	(77.7)	-30.4%	(31.4)	72.3%
Selling expenses	(50.5)	(58.4)	-13.5%	(54.8)	-7.8%
Provision for bad debt	(6.5)	(4.0)	62.5%	(8.3)	-21.7%
Third-party services	(38.7)	(44.6)	-13.2%	(34.0)	13.8%
Customer loyalty and donatios	(2.0)	(7.5)	-73.3%	(8.9)	-77.5%
Others	(3.3)	(2.3)	43.5%	(3.6)	-8.3%
General & administrative expenses	(20.0)	(16.0)	25.0%	(31.8)	-37.1%
Third-party services	(18.0)	(13.5)	33.3%	(28.6)	-37.1%
Others	(2.0)	(2.5)	-20.0%	(3.2)	-37.5%
Other operating revenue (expenses)	11.5	(4.2)	n.a.	265.4	-95.7%
Operating revenue	9.9	8.4	17.9%	262.7	-96.2%
Operating expenses	(9.4)	(11.0)	-14.5%	(4.4)	113.6%
Other operating revenue (expenses)	11.0	(1.6)	n.a.	7.1	54.9%
Total costs before depreciation / amortization	(292.9)	(316.6)	-7.5%	(5.6)	5130.4%
Depreciation and amortization	(81.5)	(67.3)	21.1%	(56.3)	44.8%
Total operating costs	(374.4)	(383.9)	-2.5%	(61.9)	504.8%

OPERATING COSTS

Cost of service rendered increased by 27.1% over 1Q08.
  Cost of services rendered increased by 27.1% over 1Q08 due to higher interconnection cost related to both the growth of outgoing traffic and increase of expenses with Fistel Fee due to increase of the customer base. When compared to 4Q08, which is positively impacted by the co-billing renegotiation, the cost of services rendered increased 12.1%, as a result of the increase in interconnection expenses and Fistel Fee, which effects are associated to the customer base expansion, as well as increase of rent, insurance and condominium expenses.

Higher commercial activity led to the increase on costs of goods sold.
  The cost of goods sold recorded an increase of 72.3% in the quarter in relation to 1Q08. This increase was due to the commercial activity in the period and to the foreign exchange devaluation. When compared to 4Q08, it recorded a reduction of 30.4% due to lower activity in the period.
  In the 1Q09, selling expenses decreased by 7.8% over the 1Q08 due to a decrease in expenses in customer retention efforts, in addition to a decrease in provision for doubtful accounts. When compared to 4Q08, it recorded a reduction of 13.5% due to the decrease in expenses with customer retention and third-party services, especially publicity and advertising.

Provision for doubtful accounts already aligned with Vivo’s results.
  Provision for doubtful accounts recorded a reduction in 1Q09 of 21.7% over 1Q08. The amount of R$ 6.5 million represents 1.1% of the total gross revenue, a reduction of 0.5 percentile point, a 62.5% increase in comparison with the 4Q08, which is positively impacted by the corporate segment credit recovery for which provisions had been previously booked and by the individual segment credit recovery due to the campaigns carried out for stimulating use of the 13th salary.

Reduction of 37.1% in general and administrative expenses in relation to 1Q08
  General and administrative expenses decreased by 37.1% when compared to the 1Q08 due, mainly, to the reduction in consulting and other expenses with technical administrative services. When compared to 4Q08, general and administrative expenses  recorded an increase of 25.0% due to the growth in expenses with third-party services.

  Other Operating Revenues/Expenses recorded revenue of R$ 11.5 million, reverting the result recorded in 4Q08 and slightly lower than it was recorded in 1Q08, excluding the effects of the ICMS reversal. This result is due to the increase in other revenue.

                                     EBITDA

Increase in the EBITDA.
  EBITDA(earnings before interest, taxes, depreciation and amortization) in 1Q09 was R$ 106.3 million, an increase of 2.5% in relation to 1Q08, excluding the effects of the ICMS reversal, resulting in an EBITDA Margin of 26.6%. This growth resulted from the increase in the net revenue and cost control. When compared to the 4Q08, the reduction of 10.9% was due to decrease in revenue due to seasonality.

                                    DEPRECIATION AND AMORTIZATION

  Depreciation and amortization increased by 44.8% and by 21.1% in relation to 1Q08 and 4Q08, respectively, as a consequence of investments made in the period for expansion of coverage and amortization of softwares due to the integration with Vivo.

FINANCIAL REVENUES (EXPENSES) - TELEMIG
	According to Corporate Law

R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Financial Revenues	25.6	29.3	-12.6%	26.1	-1.9%
Other financial revenues	25.6	34.5	-25.8%	26.1	-1.9%
(-) Pis/Cofins taxes on financial revenues	0.0	(5.2)	n.a.	0.0	n.a.
Financial Expenses	(4.2)	(12.6)	-66.7%	(8.3)	-49.4%
Other financial expenses	(3.3)	(7.0)	-52.9%	(6.0)	-45.0%
Gains (Losses) with derivatives transactions	(0.9)	(5.6)	-83.9%	(2.3)	-60.9%
Exchange rate variation / Monetary variation	(0.9)	(1.4)	-35.7%	0.1	n.a.
Net Financial Income	20.5	15.3	34.0%	17.9	14.5%

Increase of 34% in net financial revenues in 1Q09 over 4Q08

In the comparison with 1Q08, the net financial revenue increased by R$ 2.6 million. This is due to a lower debt cost (due to settlement of Notes, aligned to a higher effective interest rate in the period (2.85% in 1Q09 and 2.53% in 1Q08).

Comparing 1Q09 to 4Q08, despite a lower effective interest rate in the period, the net financial revenue of the Company increased by R$ 5.2 million. This increase is explained by a lower debt cost (settlement of the Notes), as already mentioned, and their respective swaps.

LOANS AND FINANCING - TELEMIG
	CURRENCY
Lenders (R$ million)	R$	US$	Total
Debentures	57.7	-	57.7
Notes	-	-	-
		-	-
Adjust "Lei 11.638/07"	-	-	-
Total	57.7	-	57.7
Exchange rate used

Payment Schedule - Long Term

2009	-	-	-
as from 2009	57.7	-	57.7
Total	57.7	-	57.7

NET DEBT - TELEMIG
	Consolidated		Combined
	Mar 31.09	Dec 31.08	Mar 31.08
Short Term	-	195.3	142.3
Long Term	57.7	56.9	23.8
Total debt	57.7	252.2	166.1
Cash and cash equivalents	(409.0)	(952.7)	(942.2)
Derivatives	-	67.3	97.9
Net Debt	(351.3)	(633.2)	(678.2)

The debt profile is 100% long term.

At March 31, 2009, the debt for loans and financings of Telemig Celular Participações was R$ 57.7 million, referring to debentures issued under the Minas Comunica program. In this quarter, foreign currency debts were settled due to the settlement of Notes effected in January/09, as well as their corresponding swaps, causing the Company to have 100% of its debt in Brazilian reais and with a long term profile.

This debt was offset by cash and cash investments totaling R$ 409.0 million, resulting in net cash of R$ 351.3 million.

Net profit of R$ 25.3 million in the quarter	Net Profit was R$ 25.3 million in the quarter. Operating profit (EBIT) recorded R$ 24.8 million.

Shareholding Structure and Capital Stock Composition

CAPITAL STOCK OF TELEMIG CELULAR PARTICIPAÇÕES S.A. on March 31, 2009
Shareholders	Common Shares		Preferred Shares		TOTAL
VIVO PARTICIPAÇÕES S.A.	13,283,288	97.0%	8,812,607	37.0%	22,095,895	58.9%
Controlling Shareholder Group	13,283,288	97.0%	8,812,607	37.0%	22,095,895	58.9%
Others shareholders	405,803	3.0%	14,986,447	63.0%	15,392,250	41.1%
TOTAL	13,689,091	100.0%	23,799,054	100.0%	37,488,145	100.0%

Corporate Reorganization.

The managements of Vivo Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, have informed that their respective Boards of Directors approved the proposal to constitute an independent Committee (in conformity with “Parecer de Orientação” of CVM nº 35) for a corporate reorganization aiming at the merger of TC’s shares into TCP and of TCP’s shares into Vivo Part, for conversion of TC into a wholly-owned subsidiary of TCP, and of TCP into a wholly-owned subsidiary of Vivo Part.

The purpose of the proposed Corporate Reorganization is to simplify the current organizational structure, which has three publicly-held companies, two of them having ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the Companies to hold shares in one sole company whose shares are traded both in Brazilian and international stock exchanges, with more liquidity. Additionally, the structure will make the unification, standardization and rationalization of the general business management easier.

Having in consideration that TC will become a wholly-owned subsidiary of TCP and that TCP will become a wholly-owned subsidiary of Vivo Part, their respective registrations with CVM and BOVESPA and the registrations of TCP with the Securities and Exchange Commission – SEC and with the New York Stock Exchange – NYSE will be cancelled, in order to eliminate the costs associated thereto.

Shareholding structure after merger of TC’s shares into TCP and of TCP’s shares into Vivo Part.:

More information can be obtained from our Investor Relations website at www.vivo.com.br/ir

Dividends and Interest on Own Capital.

At the General Shareholders Meeting held on March 18, 2009, a proposal for payment of Interest on Own Capital and dividends related to the fiscal year ended on 12/31/2008 was approved, in the following conditions:

The total amount of the dividends is two hundred thirty-four million, three hundred eighty-one thousand, eight hundred thirty-one reais and ninety-two cents (R$ 234,381,831.92), representing a value of R$ 6.355710537964 per common and preferred share.

The dividends were paid to the shareholders according to the shareholding position as of March 18, 2009 and have been negotiated “Ex-Dividends” since March 19, 2009.

The amount of the interest on own capital is thirteen million, six hundred and six thousand, eight hundred and seventy-four reais (R$ 13,606,874.00) with 15% withholding income tax, resulting in total net interest of eleven million, five hundred and sixty-five thousand, eight hundred and forty-two reais and ninety cents (R$ 11,565,842.90), representing a value of R$ 0.313629896130 per common and preferred share.

Interest on Own Capital were paid to the shareholders according to the shareholding position as of December 30, 2008 had have been negotiated “Ex-JSCP” since January 02, 2009, as disclosed in the Notice to the Shareholders, dated 12/17/2008.
The payment of the referred amounts was made on March 30, 2009, being available to the shareholders as from that date.
In accordance with Article 287, item II of Law 6404 – which regulates the Brazilian Public Companies, dated 12/15/76 – the right to dividends and JSCP may be claimed until not later than three (3) years after the date on which they were made available to the shareholders.

CONSOLIDATED INCOME STATEMENTS - TELEMIG
	According to Corporate Law

R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Gross Revenues	568.2	633.1	-10.3%	505.4	12.4%
Gross service revenues	529.9	576.2	-8.0%	477.3	11.0%
Deductions – Taxes and others	(163.6)	(189.2)	-13.5%	(152.7)	7.1%
Gross handset revenues	38.3	56.9	-32.7%	28.1	36.3%
Deductions – Taxes and others	(5.4)	(8.0)	-32.5%	(3.4)	58.8%

Net Revenues	399.2	435.9	-8.4%	349.3	14.3%
Net service revenues	366.3	387.0	-5.3%	324.6	12.8%
Access and Usage	164.0	173.8	-5.6%	142.9	14.8%
Network usage	159.4	172.0	-7.3%	149.6	6.6%
Data revenue plus VAS	37.3	33.0	13.0%	27.7	34.7%
Other services	5.6	8.2	-31.7%	4.4	27.3%
Net handset revenues	32.9	48.9	-32.7%	24.7	33.2%

Operating Costs	(292.9)	(316.6)	-7.5%	(5.6)	5130.4%
Personnel	(33.5)	(29.8)	12.4%	(37.9)	-11.6%
Cost of services rendered	(146.3)	(130.5)	12.1%	(115.1)	27.1%
Leased lines	(13.9)	(14.3)	-2.8%	(12.6)	10.3%
Interconnection	(78.5)	(75.4)	4.1%	(61.8)	27.0%
Rent/Insurance/Condominium fees	(14.0)	(12.2)	14.8%	(9.8)	42.9%
Fistel and other taxes and contributions	(19.7)	(18.6)	5.9%	(14.5)	35.9%
Third-party services	(14.4)	(13.7)	5.1%	(13.8)	4.3%
Others	(5.8)	3.7	n.a.	(2.6)	123.1%
Cost of handsets	(54.1)	(77.7)	-30.4%	(31.4)	72.3%
Selling expenses	(50.5)	(58.4)	-13.5%	(54.8)	-7.8%
Provision for bad debt	(6.5)	(4.0)	62.5%	(8.3)	-21.7%
Third-party services	(38.7)	(44.6)	-13.2%	(34.0)	13.8%
Costumer loyalty and donations	(2.0)	(7.5)	-73.3%	(8.9)	-77.5%
Others	(3.3)	(2.3)	43.5%	(3.6)	-8.3%
General & administrative expenses	(20.0)	(16.0)	25.0%	(31.8)	-37.1%
Third-party services	(18.0)	(13.5)	33.3%	(28.6)	-37.1%
Others	(2.0)	(2.5)	-20.0%	(3.2)	-37.5%
Other operating revenue (expenses)	11.5	(4.2)	n.a.	265.4	-95.7%
Operating revenue	9.9	8.4	17.9%	262.7	-96.2%
Operating expenses	(9.4)	(11.0)	-14.5%	(4.4)	113.6%
Other operating revenue (expenses)	11.0	(1.6)	n.a.	7.1	54.9%

EBITDA	106.3	119.3	-10.9%	343.7	-69.1%
Margin %	26.6%	27.4%	-0.8 p.p.	98.4%	-71.8 p.p.

Depreciation and Amortization	(81.5)	(67.3)	21.1%	(56.3)	44.8%

EBIT	24.8	52.0	-52.3%	287.4	-91.4%

Net Financial Income	20.5	15.3	34.0%	17.9	14.5%
Financial Revenues	25.6	29.3	-12.6%	26.1	-1.9%
Other financial revenues	25.6	34.5	-25.8%	26.1	-1.9%
(-) Pis/Cofins taxes on financial revenues	0.0	(5.2)	n.a.	0.0	n.a.
Financial Expenses	(4.2)	(12.6)	-66.7%	(8.3)	-49.4%
Other financial expenses	(3.3)	(7.0)	-52.9%	(6.0)	-45.0%
Gains (Losses) with derivatives transactions	(0.9)	(5.6)	-83.9%	(2.3)	-60.9%
Exchange rate variation / Monetary variation	(0.9)	(1.4)	-35.7%	0.1	n.a.
Taxes	(16.0)	(15.1)	6.0%	(104.7)	-84.7%
Minority Interest	(4.0)	(10.4)	-61.5%	(32.7)	-87.8%

Net Income	25.3	41.8	-39.5%	167.9	-84.9%

CONSOLIDATED BALANCE SHEET - TELEMIG
R$ million
ASSETS	Mar 31. 09	Dec 31. 08	Δ%

Current Assets	1,083.8	1,761.5	-38.5%
Cash and equivalents cash	406.7	948.7	-57.1%
Temporary cash investments (collateral)	2.3	4.0	-42.5%
Net accounts receivable	249.3	298.3	-16.4%
Inventory	47.1	69.3	-32.0%
Deferred and recoverable taxes	298.5	386.5	-22.8%
Prepaid Expenses	74.1	30.6	142.2%
Other current assets	5.8	24.1	-75.9%
Non- Current Assets	1,545.7	1,565.4	-1.3%
Long Term Assets:
Deferred and recoverable taxes	646.3	624.1	3.6%
Prepaid Expenses	4.5	6.3	-28.6%
Other long term assets	7.4	7.8	-5.1%
Plant, property and equipment	744.4	769.8	-3.3%
Net intangible assets	143.1	157.4	-9.1%

Total Assets	2,629.5	3,326.9	-21.0%

LIABILITIES

Current Liabilities	505.1	1,237.0	-59.2%
Personnel, tax and benefits	16.8	24.3	-30.9%
Suppliers and Consignment	281.2	394.1	-28.6%
Taxes, fees and contributions	40.0	89.3	-55.2%
Loans and financing	0.0	195.3	n.a.
Interest on own capital and dividends	11.9	300.0	-96.0%
Contingencies provision	8.8	7.5	17.3%
Derivatives transactions	0.0	67.3	n.a.
Other current liabilities	146.4	159.2	-8.0%

Non-Current Liabilities	119.2	116.6	2.2%
Long Term Liabilities:
Taxes, fees and contributions	30.0	28.7	4.5%
Loans and financing	57.7	56.9	1.4%
Contingencies provision	8.3	8.3	0.0%
Other long term liabilities	23.2	22.7	2.2%

Minority interest	232.3	225.7	2.9%

Shareholder's Equity	1,772.9	1,747.6	1.4%

Total Liabilities and Shareholder's Equity	2,629.5	3,326.9	-21.0%

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED/COMBINED)
In million of R$

CASH FLOW GENERATED FROM OPERATING ACTIVITIES	1Q 09	4Q 08	1Q 08
Net profit for the period	25.3	41.8	167.9

Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Minority interest	4.0	10.4	32.7
Depreciation and amortization	81.5	67.3	56.3
Residual cost of written-off fixed assets	-	0.7	(0.1)
Provisions (reversals) for inventory losses	(0.2)	(3.0)	(0.3)
Inventory written-off items	-	1.3	-
Provisions (reversals) for disposal of assets	-	-	-
Provisions (reversals) for suppliers	(15.6)	1.2	(85.6)
Losses in forward and swap contracts	3.5	(28.1)	4.1
Provisions (reversals) for taxes and contributions	61.0	0.8	(189.3)
Monetary and exchange variation in loans, financing and debentures	(1.8)	34.2	(1.7)
Other monetary and exchange variations	1.8	4.0	5.2
Provisions for doubtful accounts	6.5	4.0	8.3
Provisions (reversals) for contingencies	3.4	7.2	2.3
Provisions (reversals) for customer retention program	(2.9)	2.6	1.1
Deferred income tax	12.4	23.2	79.4
Adhesion to ICMS convention agreement	-	-	(251.6)
Post-employment benefit plans	0.2	2.0	-

Increase in operating assets:
Accounts receivable	42.5	(65.5)	12.4
Inventory	22.3	8.5	(18.6)
Deferred and recoverable taxes	53.5	(91.2)	95.5
Other current and non-current assets	(21.3)	10.2	(34.9)

Reduction in operating liabilities:
Labor, payroll charges and pension benefits	(7.5)	(4.3)	(15.2)
Suppliers and accounts payable	(97.3)	69.2	(9.6)
Interst on loans, financing and debentures	1.0	5.4	3.4
Taxes, duties and contributions	(110.6)	11.7	369.7
Provisions for contingencies	(2.1)	(7.6)	-
Other current and non-current liabilities	(7.1)	3.8	(18.3)

Cash generated from operating activities	52.5	109.8	213.1

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES:
Additions to property, plant & equipment and intangible assets	(41.8)	(158.1)	(12.2)
Additions to deferred assets	-	-	-
Additions to investments	-	-	-
Proceeds from disposal of property, plant & equipment	-	-	0.7
Cash used in investment activities	(41.8)	(158.1)	(11.5)

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES:
Funding from loans, financing and debentures	-	31.9	17.4
Repayment of loans, financing and debentures	(184.5)	-	-
Payments of interest on loans, financing and debentures	(9.2)	-	(7.0)
Receipts (payments) for forward contracts and swaps	(70.8)	-	-
Proceeds from capital increase of minority interest	-	-	-
Payments of dividends and interest on own capital	(288.1)	(0.1)	-
Proceeds from stock grouping	-	-	-
Payments for stock grouping	(0.1)	(0.1)	(0.4)
Cash used in financing activities	(552.7)	31.7	10.0

CASH INCREASE	(542.0)	(16.6)	211.6
	-	-	-
CASH:	-	-	-
Initial balance	948.7	965.3	730.6
Final balance	406.7	948.7	942.2
	(542.0)	(16.6)	211.6

Telemig Celular Participações S.A.
Investor Relations
Ernesto Gardelliano
Carlos Raimar Schoeninger
Janaína São Felicio

Rua Levindo Lopes, 258 – Funcionários – 30.140-170
Telephone: +55 11 7420-1172
e-mail: ri@vivo.com.br

Information available from the website: www.vivo.com.br/ri

This press release contains forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements.  Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

CAPEX – Capital Expenditure.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities –
asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
TSI – Telecommunication Service Index
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services
1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x
technology which, pursuant to the ITU (International Telecommunication
Union). and in accordance with the IMT-2000 rules is considered 3G
(third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface
technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocolis an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile communication) – used to transmit voice and data, built in co-mute system that divides the periods of each one of the transmission channels.

Operating indicators:
Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period
/ ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) /
monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers +
estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses +
costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the
Fixed Telephone Operator pays for a call from a Fixed Phone to a
Mobile Phone (interconnection fee).
Partial Bill & Keep – a concept under which, for calls between mobile operators in the same registration area (local), one operator is obliged to pay the other the interconnection charge (VUM) only if traffic exceeded 55% of the total in either direction, impacting revenues and interconnection costs. Discontinued in July 2006..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.